2550 M Street NW

Washington DC 20037

(202) 457-6000
_________________

Facsimile (202) 457-6315

March 22, 2011	William H. Levay 202-457-5259 WLevay@pattonboggs.com

Mr. Mark Brunhofer Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:          Rexahn Pharmaceuticals, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 16, 2011
File No. 001-34079

Dear Mr. Brunhofer:

On behalf of Rexahn Pharmaceuticals, Inc. (the “Company”), this letter responds to oral comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 22, 2011 regarding the Company’s response letter dated March 18, 2011 and the Company’s annual report on Form 10-K for the year ended December 31, 2010. Set forth below is a summary of the Staff’s oral comments in bold type, followed by our response.

Staff’s Comment and Company’s Response

1.            Please provide proposed disclosure to be included in future periodic reports that identifies potential cash settlement obligations associated with the three publicly issued unit warrants. So in this regard, although these warrants appear to provide for a cashless exercise feature if a registration statement is not available, the US securities laws do not provide for an exemption in this instance and a cash settlement may be required because its unlikely that non-performance would be an acceptable alternative.

Mr. Mark Brunhofer
March 22, 2011

Response:

The Company proposes to include the following disclosure in its future periodic reports with regard to the Company’s three publicly issued unit warrants:

"In addition, the public unit warrants contain a cashless exercise provision that is exercisable only in the event a registration statement is not effective, which provision may not be operative if an effective registration statement is not available because an exemption under the U.S. securities laws may not be available to issue unregistered shares. As a result, net cash settlement may be required."

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact Hwan Kim at (202) 457- 5615 or the undersigned at (202) 457-5259.

Thank you for your attention to this filing.  We look forward to hearing from you shortly.

Very truly yours,

/s/ WILLIAM H. LEVAY

William H. Levay

cc:           Tae Heum Jeong, Chief Financial Officer